SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars unless otherwise noted)
(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2019

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited condensed interim consolidated financial statements for the period ended March 31, 2019.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

As at

		March 31, 2019	December 31, 2018

ASSETS

Current
Cash	(Note 3)	$1,420,693	$1,594,429
Accounts receivable, net of allowance for expected credit losses $62,791 (2018 - $15,309)		2,620,174	2,378,671
Deposits, prepaid expenses and other assets		514,512	716,877

		4,555,379	4,689,977

Equipment	(Note 5)	36,681	43,419
Intangible assets	(Note 6)	4,432,194	4,701,199
Goodwill		3,339,317	3,343,129

		$12,363,571	$12,777,724

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities		$2,554,573	$2,861,051
Deferred revenue		1,009,214	561,760
Due to related parties	(Note 7)	45,065	77,244

		3,608,852	3,500,055

Shareholders’ equity
Common shares	(Note 9)	29,523,285	29,523,285
Warrants	(Note 9)	421,796	421,796
Contributed surplus	(Note 9)	5,183,501	5,127,412
Deficit		(25,072,813)	(24,492,047)
Accumulated other comprehensive loss		(1,301,050)	(1,302,777)

		8,754,719	9,277,669

		$12,363,571	$12,777,724

Approved and authorized by the Board of Directors on May 28, 2019.

“Atul Sabharwal ” Director	“Sarfaraz Haji ” Director
Atul Sabharwal	Sarfaraz Haji
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.

CONDENSEDF INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars)

(Unaudited)

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018

REVENUE	$2,875,069	$2,872,517

EXPENSES
Salaries and compensation (Note 7)	1,605,395	1,905,548
General and administrative	205,896	246,711
Campaign infrastructure	693,425	1,029,084
Professional fees	149,995	111,866
Marketing and investor relations	86,500	33,687
Travel	28,231	14,323
Bad debt expense	68,358	-
Amortization of intangibles (Note 6)	527,728	470,128
Depreciation of equipment (Note 5)	7,429	6,611
Stock-based compensation (Note 8)	56,089	95,683
	3,429,046	3,913,641
Net loss before interest, foreign exchange, and taxes	(553,977)	(1,041,124)

Interest expense	(149)	(8,880)
Foreign exchange loss	(22,272)	(15,220)
Net loss before tax provision	(576,398)	(1,065,224)
Provision for taxes	(4,368)	-
Net loss for the period	(580,766)	(1,065,224)

OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to loss
Cumulative translation adjustment	1,727	19,001
Comprehensive loss for the period	$(579,039)	$(1,046,223)
Basic and diluted loss per common share	$(0.00)	$(0.01)
Weighted average number of common shares outstanding – basic and diluted	226,163,904	183,203,342

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

(Unaudited)

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(580,766)	$(1,065,224)
Items not involving cash:
Amortization of intangibles	527,728	470,128
Depreciation of equipment	7,429	6,611
Stock-based compensation	56,089	95,683
Changes in non-cash working capital items:
Accounts receivable	(241,503)	368,174
Deposits, prepaid expenses and other assets	202,365	(88,637)
Accounts payable and accrued liabilities	(306,478)	206,643
Deferred revenue	447,454	(86,944)
Due to related parties	(32,179)	(16,712)

Net cash flows generated by (used in) operating activities	80,139	(110,278)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to equipment	(631)	(6,349)
Additions to intangible assets	(232,075)	(269,362)

Net cash flows used in investing activities	(232,706)	(275,711)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common shares issued	-	1,948,670
Share issuance costs	-	(65,315)
Repayment of working capital line of credit	-	(933,159)

Net cash flows provided by financing activities	-	950,196

Effect of exchange rate changes on cash	(21,169)	19,001

Change in cash for the period	(173,736)	583,208

Cash and cash equivalents, beginning of period	1,594,429	386,630

Cash and cash equivalents, end of period	$1,420,693	$969,838

Supplemental disclosure regarding cash flows (Note 9)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in U.S. Dollars)
(Unaudited)
	Common Shares	Amount	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders' Equity
Balance, December 31, 2017	177,736,675	$ 26,186,684	$ 421,796	$ 4,797,541	$ (1,259,678)	$ (21,395,878)	$ 8,750,465
Private placement shares issued	25,000,000	1,948,670	-	-	-	-	1,948,670
Financing issuance costs		(65,315)	-	-	-	-	(65,315)
Fair Value of Finder’s Warrants	-	(47,198)	-	47,198	-	-	-
Stock-based compensation	-	-	-	95,683	-	-	95,683
Cumulative translation adjustment	-	-	-	-	19,001	-	19,001
Net loss for the period	-	-	-	-	-	(1,065,224)	(1,065,224)

Balance, March 31, 2018	202,736,675	$ 28,022,841	$ 421,796	$ 4,940,422	$ (1,240,677)	$ (22,461,102)	$ 9,683,280
Private placement shares issued	12,916,667	1,070,280	-	-	-	-	1,070,280
Financing issuance costs		(44,476)	-	-	-	-	(44,476)
Fair value of Finder’s Warrants	-	(25,360)	-	25,360	-	-	-
Ziploop acquisition shares issued (Note 10)	10,510,562	500,000	-	-	-	-	500,000
Stock-based compensation	-	-	-	161,630	-	-	161,630
Cumulative translation adjustment	-	-	-	-	(62,100)	-	(62,100)
Net loss for the period	-	-	-	-	-	(2,030,945)	(2,030,945)
Balance, December 31, 2018	226,163,904	$ 29,523,285	$ 421,796	$ 5,127,412	$ (1,302,777)	$ (24,492,047)	$ 9,277,669
Stock-based compensation	-	-	-	56,089	-	-	56,089
Cumulative translation adjustment	-	-	-	-	1,727	-	1,727
Net loss for the period	-	-	-	-	-	(580,766)	(580,766)
Balance, March 31, 2019	226,163,904	$ 29,523,285	$ 421,796	$ 5,183,501	$ (1,301,050)	$ (25,072,813)	$ 8,754,719

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

 March 31, 2019

NATURE OF OPERATIONS

Snipp Interactive Inc. (the “Company” or “Snipp”) was incorporated under the Business Corporations Act (British Columbia) on January 21, 2010 and its business is to provide a full suite of mobile marketing, rebates and loyalty solutions in the US, Canada and internationally.

Unless otherwise indicated in these condensed interim consolidated financial statements, references to “$” are to U.S. dollars.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business.

The registered address, head office, principal address and records office of the Company are located at 530 Richmond St West, Rear Lower Level, Toronto, Ontario, M5V 1K4, Canada.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 28, 2019.

The Company has a working capital surplus of $946,527 (2018 - $1,189,922), a net loss of $580,766, accumulated deficit of $25,072,813 and positive cash flows from operations of $80,139. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due for the next twelve months.

2

SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, ‘‘Interim Financial Reporting’’ (IAS 34), as issued by the International Accounting Standards Board (IASB). These unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements, and should be read in conjunction with the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2018 (December 31, 2018 consolidated financial statements) filed on SEDAR on April 30, 2019. All defined  terms used herein are consistent with those terms defined in the December 31, 2018 consolidated financial statements.

Basis of presentation

The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned legal subsidiaries Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), which was incorporated in Delaware, USA, Snipp Interactive (India) Private Limited, which was incorporated in India, Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited), which was incorporated in Ireland, Snipp Interactive Limited, which was incorporated in the United Kingdom, Snipp Interactive AG, which was incorporated in Switzerland, Snipp Cann Inc., which was incorporated in Nevada, USA, Hip Digital, Inc., which was incorporated in Delaware, USA and Hip Digital Media Inc., which was incorporated in British Columbia, Canada. All material inter-company balances and transactions have been eliminated.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

 March 31, 2019

2

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Critical judgement and accounting estimates

The preparation of these condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and the reported expenses during the period. Significant  assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period relate to provisions for receivables, depreciation, impairment testing, determining the fair value of identifiable assets acquired and liabilities assumed in a business combination, determining the risk free rate of return, expected volatility and future market conditions when calculating the fair value of stock options and warrants, and determining fair values of financial instruments. Actual results could differ from these estimates due to the underlying uncertainty that could result in a material adjustment to the carrying amounts of assets, liabilities, and equity in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)

The recoverability of accounts receivable and the expected credit loss allowance that are included in the condensed interim consolidated statements of financial position are based on historical collection of receivables.

ii)

The inputs used in accounting for share-based payments expense included in profit and loss calculated using the Black Scholes option pricing model (Note 8).

iii)

The carrying value of intangible assets (capitalized software development, customer relationships, intellectual property and music label contracts) that are included in the condensed interim consolidated statements of financial position are based on management assessments of the recoverable amount of the asset. As well, management estimates on the capitalized costs that are directly attributable to the development of the intangible asset (Note 6).

iv)

The carrying value of goodwill and intangibles acquired from acquisitions and estimates on any assumptions underlying the analysis of impairment.

v)

The purchase price allocation corresponding to completed acquisitions and the related contingent considerations (Note 10).

Revenue from contracts with customers

The Company provides a full suite of promotions-related marketing services in the US, Canada and internationally, and generates revenue by designing, constructing, implementing and managing these promotions marketing services for its customers. The Company adopted IFRS 15 on January 1, 2018. IFRS 15 introduces a single, principles-based, five-step model for the recognition of revenue when control of goods is transferred to the customer. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. There is no impact to the timing or amounts of revenue recognized in its statement of operations upon the adoption of the standard.

Arrangements with multiple deliverables

Many of the Company’s arrangements with customers include multiple performance obligations such as campaign development and campaign management which are delivered at varying times. In these cases, the Company treats the delivered items as separate performance obligations of accounting if they have value to the customer on a stand-alone basis and, where the arrangement includes a general right of return relative to the delivered item, delivery or performance of undelivered items is considered probable and substantially in the Company’s control. The Company allocates the total arrangement consideration to all performance obligations using its best estimate of their relative fair value, since vendor- specific objective or third-party evidence of the selling price is generally unavailable. It then recognizes revenue on the different performance obligations in accordance with the policies set out above.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

 March 31, 2019

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

New standards adopted

Effective January 1, 2019, the Company adopted IFRS 16, “Leases”, using the modified approach. The most significant change introduced by IFRS 16 is a single lessee accounting model, bringing leases on balance sheet for lessees. Adoption of this standard did not have a significant impact on the Company's consolidated financial statements.

The Company is a party to lease contracts for office space. Leases are recognized, measured and presented in line with IFRS 16. The Company implemented a single accounting model, requiring lessees to recognize assets and liabilities for all leases excluding exceptions listed in the standard. The Company elected to apply exemptions for short term leases and for leases for which the underlying asset is of low value. The Company has also elected to apply the practical expedient to not separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

At the inception of a contract, the Company assesses whether a contract is, or contains a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Based on the accounting policy applied the Company recognizes a right-of-use asset and a lease liability at the commencement date of the contract for all leases conveying the right to control the use of an identified asset for a period of time. The commencement date is the date on which the lessor makes an underlying asset available for use by a lessee.

Leases with a remaining term of twelve months or less from the date of application have been accounted for as short- term leases even though the initial term from lease commencement have been more than twelve months.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

 March 31, 2019

CASH

	March 31, 2019	December 31, 2018

Cash on deposit	$1,420,693	$1,594,429
Total	$1,420,693	$1,594,429

SEGMENTED INFORMATION

IFRS 8 “Operating Segments” defines an operating segment as i) a component of an entity that engages in business activities from which it may earn revenues and incur expenses; ii) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance; and iii) for which discrete financial information is available.

The Company’s management and chief operating decision maker reviews performance of the Company on a consolidated basis and has integrated its products and services as one operating segment, which provides a full suite of mobile marketing and loyalty services in the United States, Ireland and internationally.

Geographic information

The Company has one operating segment, which provides a full suite of mobile marketing and loyalty services in the United States, Ireland and internationally.

For the Company’s geographically segmented non-current assets (equipment and intangible assets, including goodwill), the Company has allocated based on location of assets as follows:

	March 31, 2019	December 31, 2018

United States	$4,739,066	$4,978,846
Ireland	1,289,539	1,281,621
International	1,779,587	1,827,280
Total	$7,808,192	$8,087,747

For the Company’s geographically segmented revenue, the Company has allocated revenue based on the location of the customer, as follows:

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018

United States	$1,403,705	$2,419,216
Ireland	1,300,972	222,206
International	170,392	231,095
Total	$2,875,069	$2,872,517

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

March 31, 2019

EQUIPMENT

March 31, 2019

	Opening			Closing	Opening	Depreciation	Closing	Foreign
	cost			cost	accumulated	during the	depreciation	exchange	Net book
	balance	Additions	Disposals	balance	depreciation	period	balance	adjustment	value
Office Equipment	$ 18,026	$ -	$ -	$ 18,026	$ 15,160	$ 414	$ 15,574	$ -	$ 2,452
Computer Equipment	188,802	$ 631	-	189,433	148,249	7,015	155,264	60	34,229
	$ 206,828	$ 631	$ -	$ 207,459	$ 163,409	$ 7,429	$ 170,838	$ 60	$ 36,681

December 31, 2018

	Opening			Closing	Opening	Depreciation	Closing	Foreign
	cost			cost	accumulated	during the	depreciation	exchange	Net book
	balance	Additions	Disposals	balance	depreciation	period	balance	adjustment	value
Office Equipment	$ 18,026	$ -	$ -	$ 18,026	$ 14,729	$ 431	$ 15,160	$ -	$ 2,866
Computer Equipment	181,077	$ 7,725	-	188,802	118,045	30,204	148,249	-	40,553
	$ 199,103	$ 7,725	$ -	$ 206,828	$ 132,774	$ 30,635	$ 163,409	$ -	$ 43,419

INTANGIBLE ASSETS

March 31, 2019

	Opening			Closing	Opening	Amortization	Closing	Foreign
	cost			cost	accumulated	during the	amortization	exchange	Net book
	balance	Additions	Disposals	balance	amortization	period	balance	adjustment	value
Software platform	$ 5,506,345	$ 232,075	$ -	$ 5,738,420	$2,599,226	$ 267.979	$ 2,867,205	$ 40,286	$ 2,911,501
Intellectual property	3,020,000	-	-	3,020,000	1,826,579	150,999	1,977,578	(13,371)	1,029,051
Customer relationships	1,195,000	-	-	1,195,000	872,012	59,751	931,763	(267)	262,970
Music label contracts	980,000	-	-	980,000	702,329	48,999	751,328	-	228,672
	$10,701,345	$ 232,075	$ -	$10,933,420	$6,000,146	$ 527,728	$ 6,527,874	$ 26,648	$4,432,194

December 31, 2018

	Opening			Closing	Opening	Amortization	Closing	Foreign
	cost			cost	accumulated	during the	amortization	Exchange	Net book
	balance	Additions	Disposals	balance	amortization	period	balance	adjustment	value
Software platform	$ 4,499,350	$1,006,995	$ -	$ 5,506,345	$1,606,831	$ 992,395	$ 2,599,226	$ -	$2,907,119
Intellectual property	2,495,000	525,000	-	3,020,000	1,301,333	525,246	1,826,579	-	1,193,421
Customer relationships	1,195,000	-	-	1,195,000	633,008	239,004	872,012	-	322,988
Music label contracts	980,000	-	-	980,000	506,333	195,996	702,329	-	277,671
	$ 9,169,350	$1,531,995	$ -	$10,701,345	$4,047,505	$ 1,952,641	$ 6,000,146	$ -	$4,701,199

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

 March 31, 2019

RELATED PARTY TRANSACTIONS

The related parties of the Company are key management personnel and officers. Related party transactions not disclosed elsewhere included in expenses for the three months ended March 31, 2019 and 2018 are salaries and compensation of $199,886 and $222,251, respectively, charged by officers and key management personnel of the Company. At March 31, 2019, $45,065 was due to officers and directors (2018 - $77,244). The amounts due to related parties represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured and have no specified terms of repayment.

8

CAPITAL STOCK

Authorized

Unlimited common shares, without par value

Unlimited preferred shares, without par value, issuable in series:

Unlimited Series 1 voting preferred shares, without par value, redeemable at C$0.0001 per share

Share issuances

On February 28, 2018, the Company announced a non-brokered private placement financing and closed a first tranche comprised of 8,500,000 common shares at a price of C$0.10 per share for gross proceeds of $667,165 (C$850,000). On March 12, 2018, the Company closed a second tranche comprised of 8,000,000 common shares at a price of C$0.10 per share for gross proceeds of $623,520 (C$800,000). On March 21, 2018, the Company closed a third tranche comprised of 2,500,000 common shares at a price of C$0.10 per share for gross proceeds of $192,925 (C$250,000). On March 28, 2018, the Company closed a fourth tranche comprised of 6,000,000 common shares at a price of C$0.10 per share for gross proceeds of $465,060 (C$600,000). On April 18, 2018, the Company closed a fifth and final tranche comprised of 10,000,000 common shares at a price of C$0.10 per share for gross proceeds of $792,800 (C$1,000,000) and also closed an over-allotment to the fifth tranche comprised of 2,916,667 common shares at a price of C$0.12 per share for gross proceeds of $277,480 (C$350,000). Commissions of $37,411 (C$48,000), $27,904 (C$36,000) and $28,541 (C$36,000) were paid in connection with the second, fourth and fifth tranches. In addition, 480,000 and 360,000 Finder's Warrants were issued in connection with the second and fourth tranches and 222,000 and 115,000 Finder's Warrants were issued in connection with the fifth tranche and the over-allotment to the fifth tranche. The Finder’s Warrants issued for the second, fourth and fifth tranches entitles the holder to purchase one common share at an exercise price of C$0.10 for a period of 2 years and the Finder's Warrants issued for the over-allotment to the fifth tranche entitles the holder to purchase one common share at an exercise price of C$0.12 for a period of 2 years. The fair value of the Finder’s Warrants was estimated on the date of issuance using the Black-Scholes option pricing model with the following assumptions: 2 year expected life, volatility of 125%, risk-free rate of 1.35% and dividend rate of 0%. The Finder’s Warrants were valued at $25,038 (C$32,125), $22,160 (C$28,590), $16,978 (C$21,415) and $8,382 (C$10,573) respectively, with aggregate amount of $72,558 being deducted from common shares as a cost of financing and a corresponding addition to contributed surplus during the year ended December 31, 2018. Filing fees of $15,935 (C$20,100) were also paid in connection with the fifth tranche.

Stock options

On October 26, 2018, disinterested shareholders approved and the Company adopted an amended fixed number incentive stock option plan which was previously approved on June 16, 2017 (the “Option Plan”) which provides that a committee of the Board of Directors appointed in accordance with the Option Plan (the “Committee”) may from time to time, in its discretion, and in accordance with the TSX-V requirements, grant to directors, officers and consultants of the Company, non-transferable options to purchase common shares (“Options”), reserving 45,232,780 shares, being 20% of the Company’s issued and outstanding shares as at October 26, 2018. Such Options will be exercisable for a period of up to 10 years from the date of grant. Vesting terms are determined at the time of grant by the Committee.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

 March 31, 2019

8

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

During the period ended March 31, 2019, the Company recognized stock-based compensation expense of $56,089 corresponding to the vesting of stock options that were granted during fiscal 2018 and prior years. In fiscal 2018, the Company recognized stock-based compensation expense of $257,313 corresponding to the vesting of stock options that were granted during the year ended December 31, 2018 and stock options that were granted during the year ended December 31, 2017. The options granted will be vested in current and future periods. In fiscal 2018, the Company granted 350,000 options with exercise price of C$0.065 on September 14, 2018 and 3,526,000 options with exercise price of C$0.10 on October 26, 2018. All options granted in fiscal 2018 have a five year expiry date from the date of grant. The options were valued at $13,541, and $150,082 respectively. The following assumptions were used for the Black-Scholes valuation of options granted in fiscal 2018 (Risk-free interest rate: 2.23% - 2.32%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

Stock option activity is presented below:	Number of	Weighted Average
	Options	Exercise Price
		C$
Outstanding, December 31, 2017	14,625,938	0.27
Cancelled	(1,478,766)	0.18
Granted	3,876,000	0.10
Expired	(1,750,000)	0.11
Outstanding, December 31, 2018	15,273,172	0.25
Cancelled	(448,867)	0.15
Outstanding, March 31, 2019	14,824,305	0.25

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

 March 31, 2019

8

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

The weighted average remaining life of the stock options outstanding is 2.72 years as at March 31, 2019. As at March 31, 2019, the following stock options are outstanding and exercisable:

Number of Options	Number of Options	Exercise Price	Expiry Date
Outstanding	Exercisable	C$
200,000	200,000	$0.105	10-Apr-19
100,000	100,000	$0.25	10-Sep-19
200,000	200,000	$0.34	06-Nov-19
175,000	175,000	$0.33	26-Nov-19
1,150,000	1,150,000	$0.55	29-Dec-19
410,000	410,000	$0.68	09-Feb-20
25,000	25,000	$0.65	26-Mar-20
100,000	100,000	$0.68	08-Jun-20
814,258	814,258	$0.41	09-Jul-20
435,000	435,000	$0.41	13-Aug-20
85,000	85,000	$0.41	15-Sep-20
200,000	200,000	$0.44	05-Oct-20
200,000	200,000	$0.465	14-Oct-20
400,000	400,000	$0.46	19-Oct-20
60,000	60,000	$0.42	10-Nov-20
2,049,714	2,049,714	$0.38	09-Feb-21 to 12-Feb-21
63,333	42,222	$0.15	15-Dec-21
3,781,000	1,260,333	$0.10	13-Jun-22 to 16-Jun-22
500,000	166,667	$0.10	01-Nov-22
350,000	-	$0.065	14-Sep-23
3,526,000	-	$0.10	26-Oct-23
14,824,305	8,073,194

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

 March 31, 2019

CAPITAL STOCK (cont’d…)

Warrants

	Equity Classification
Number of Shares		Weighted Average Exercise Price
Outstanding, December 31, 2017	6,188,688	0.13
Expired – Financing warrants	(6,188,688)	0.13
Outstanding, December 31, 2018 and March 31, 2019	-	-

Finder’s Warrants	Number of Shares	Weighted Average Exercise Price C$
Outstanding, December 31, 2017	-	-

Issued	1,177,000	0.10

Outstanding, December 31, 2018 and March 31, 2019	1,177,000	0.10

Each Finder’s Warrant entitles the holder to purchase one common share at the applicable exercise price for a period of 2 years from the date of issuance.

The following assumptions were used for the Black-Scholes valuation of the Finder’s Warrants issued during the period ended December 31, 2018:

Risk-free interest rate	1.35%
Expected life of warrants	2.0 years
Annualized volatility	125%
Dividend rate	0.00%

As at March 31, 2019 the following Finder’s Warrants are outstanding:

Number of Common Shares Issuable	Weighted Average Exercise Price C$	Expiry Date
480,000	0.10	12-Mar-20
360,000	0.10	28-Mar-20
222,000	0.10	18-Apr-20
115,000	0.12	18-Apr-20
1,177,000	0.10

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

 March 31, 2019

SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2018

Cash paid during the period for interest	149	8,880

ACQUISITION OF ZIPLOOP ASSETS

On September 17, 2018, the Company acquired substantially all of the assets of Ziploop, Inc., a Delaware corporation (“Ziploop”), consisting primarily of Ziploop’s proprietary intellectual property assets (the “Acquisition”), as per the asset purchase agreement (the “Purchase Agreement”) with Ziploop dated September 7, 2018. The purchase price of the Acquisition is $525,000 (C$686,884) which has been paid in full by the issuance of 10,510,562 common shares (the “Shares”) at a price of CAN$0.062 per share and a cash payment of $25,000. The Shares are subject to a six-month hold period. Prior to closing the Company paid $25,000 as an exclusivity payment as per the letter of intent (the “LOI”) dated August 3, 2018. The acquired intellectual property provides an intelligent learning platform that when added to Snipp’s existing receipt processing platform, will result in a smarter, faster and more robust technology suite.

The fair value of the consideration to Ziploop was calculated as follows:

Exclusivity payment	$25,000
Purchase price based on issuance of Shares	500,000
Consideration Payable	$525,000

The Company’s purchase price allocation is as follows:

Intellectual Property	$525,000
$525,000

CAPITAL MANAGEMENT

The Company defines capital as all components of shareholders’ equity. The Company has a working capital line of credit as well as deferred revenue, due to related parties, accounts payable and accrued liabilities in the ordinary course of operations. The Board of Directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends. The Company is not subject to any externally imposed capital requirements.

COMMITMENT

The Company has leased office space in the US, Canada and Ireland. The remaining terms of the leases in the various locations range from 1 to 2 years. Future remaining minimum lease payments as at March 31, 2019 are as follows:

2019	$103,215
2020	30,902
$134,117

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

 March 31, 2019

13

FINANCIAL INSTRUMENTS

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of accounts receivable excluding sales tax, due to related parties, accounts payable and accrued liabilities and working capital line of credit approximate their fair value because of the short-term nature of these instruments while cash is valued using a level 1 fair value measurement.

	March 31, 2019		December 31, 2018
	Carrying Value	Fair Value	Carrying Value	Fair Value
Fair value through profit and loss – assets	$1,420,693	$1,420,693	$1,594,429	$1,594,429
Fair value through profit and loss – liabilities	-	-	-	-
	$1,420,693	$1,420,693	$1,594,429	$1,594,429

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial statements are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and accounts receivable excluding sales tax. The Company places its cash with major financial institutions to limit risk from cash. The maximum exposure to credit risk is equal to the fair value or carrying value of the related financial assets. The Company’s receivables consist of amounts due from customers. Some customers settle their accounts past normal trade terms and in cases where amounts become uncollectible the Company recognizes bad debt expense to write off the uncollectible amounts. At March 31, 2019, the Company had $133,362 (December 31, 2018 - $155,976) in amounts due from customers greater than 90 days and during the period ended March 31, 2019 recognized bad debt expense of $68,358 (2018 - nil).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

SNIPP INTERACTIVE INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars)

(Unaudited)

 March 31, 2019

FINANCIAL INSTRUMENTS (cont’d…)

In Fiscal 2016, the Company secured a four-million-dollar credit facility with Silicon Valley Bank. The credit facility was an accounts receivable line of credit to provide the Company with additional working capital and was secured by the Company’s accounts receivable and intellectual property, consisting of all recognized and unrecognized intangible assets. As at December 31, 2017, the Company had drawn on $933,159 of the credit facility. The credit facility had a maturity date of November 22, 2017, which was extended to February 28, 2018 and was fully repaid on March 2, 2018. The credit facility bore interest at a range of prime plus 1.25% to 2.5%. During the period ended March 31, 2018, the Company incurred $8,880 in interest expense corresponding to this credit facility. The Company announced on May 31, 2018 that it secured a two-million-dollar credit facility with Bridge Bank. The credit facility is an accounts receivable line of credit to provide the Company with additional working capital and is secured by the Company’s accounts receivable and intellectual property, consisting of all recognized and unrecognized intangible assets. As at March 31, 2019 and December 31, 2018, the Company had not drawn on the credit facility. The credit facility bears interest at prime plus 1.75%.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. Such fluctuations may be significant.

a)

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s, obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately $1,000 (2018 - $16,000).

b)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, accounts payable and accrued liabilities that are denominated in a foreign currency. As at March 31, 2019, the Company held cash as well as accounts payable and accrued liabilities denominated in the Canadian dollar, European Euro, Swiss Franc, and Indian Rupee and considers foreign currency risk low. The majority of the Company's foreign currency amounts are held in Canadian dollars. A plus or minus 1% change in Canadian foreign exchange rates would affect profit or loss and comprehensive profit or loss by less than $1,000 (2018 - $1,000).

The following table summarizes the Company’s exposure to the Canadian currency:

	March 31, 2019	December 31, 2018
	C$	C$

Cash	31,457	73,202
Accounts receivable	226,974	257,492
Accounts payable and accrued liabilities	(665,586)	(653,150)

Total	(407,155)	(322,456)